Exhibit 99.1

Auris Medical Provides Update on AM-111 Development Program

•	Further analyses from HEALOS Phase 3 clinical trial support AM-111’s otoprotective effects in patients with profound acute hearing loss

•	Clinically and statistically significant improvement in hearing coupled with improvement in word recognition

•	Significant reduction in risk of persisting profound hearing loss

•	Conference call and webcast with slides, 8:00 am Eastern Time today to provide update on AM-111 development program, including discussion of unmet medical need by KOL

Zug, Switzerland, Jan. 4, 2018 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced further clinical results from the HEALOS Phase 3 clinical trial that investigated AM-111 in the treatment of acute inner ear hearing loss and provided an update on the AM-111 development program. While the HEALOS trial had not met the primary efficacy endpoint in the overall study population, post-hoc analyses of top-line data revealed a clinically and statistically significant hearing improvement with AM-111 from baseline to Day 28 in the subpopulation of patients with profound hearing loss (n=98). The AM-111 0.4 mg/mL treatment group showed a mean improvement of 42.7 dB vs. 26.8 dB in the placebo group (p=0.0176). The improvement was 37.3 dB in the AM-111 0.8 mg/mL group (p=0.126). AM-111 was well tolerated and the primary safety endpoint was met.

AM-111 treated patients had a lower incidence of no hearing improvement

Further analyses on the basis of the full data set provide additional confirmation of and support for AM-111’s otoprotective effects in the profound acute hearing loss subpopulation. Patients treated with AM-111 0.4 mg/mL showed a statistically significantly lower incidence of no hearing improvement1 compared to placebo by Day 91 (11.4 vs. 38.2%, risk ratio 0.30, p=0.012). They also had a lower incidence of no marked hearing improvement2 (28.6 vs. 50.0%, risk ratio 0.57, p=0.087). In addition, the significant improvement in pure tone hearing in the AM-111 0.4 mg/mL group was coupled with superior improvement in speech discrimination as the score of correctly recognized words improved by 49.2 percentage points to Day 91 compared to 30.4 percentage points in the placebo group (p=0.062).

“These new data from the HEALOS trial are promising, demonstrating a clinically meaningful hearing improvement in those patients with profound hearing loss,” commented Hinrich Staecker, MD, PhD, Professor, Department of Otolaryngology Head and Neck Surgery, University of Kansas Medical Center, Kansas City. “Profound sudden deafness can have a major impact on patients’ cognitive and auditory function as well as quality of life. It has a poor prognosis, frequently with little or no hearing recovery, and there are no effective treatments. If approved, AM-111 has the potential to address the unmet need for novel therapeutics which can improve hearing during the acute stage of profound sudden deafness and reduce the substantial risk of severe life-long hearing impairment.”

Treatment benefit in patients with acute hearing loss consistent with prior Phase 2 data

The results from the profound acute hearing loss subgroup in HEALOS are broadly in line with those observed in the same subpopulation in the prior Phase 2 clinical trial with AM-111 (n=12 for AM-111 0.4 mg/mL and n=10 for placebo). Pooling the data from the two trials shows that hearing improved in the active group by 13.9 dB and 14.5 dB over the placebo group at Days 28 and 91, which is clinically and statistically significant (p=0.017 and 0.020, respectively). The relative risk ratio for no improvement at Day 91 was statistically significant at 0.39 (incidence 14.9 vs. 38.6%, p=0.016).

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1 Defined as less than 15 dB according to Siegel?s criteria. 2 Defined as less than 30 dB.

2 Defined as less than 30 dB.

The Company expects data from a further 31 patients who enrolled in the ASSENT trial with profound acute hearing loss towards the end of the first quarter of 2018. ASSENT is being terminated early in order to avoid the need for substantial protocol changes and interruptions of enrollment pending feedback from health authorities on the regulatory pathway. The Company plans to discuss the accumulated safety and efficacy data and the regulatory pathway with the FDA and EMA in the second quarter of 2018. The data will also be submitted for peer review publication and presentation at a medical meeting in 2018.

“We are very pleased to see further evidence of AM-111’s efficacy in the profound hearing loss patients in the HEALOS trial,” stated Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “The superior improvement in word recognition provides additional support for AM-111’s positive impact on auditory function; the significant reduction in the risk of no improvement shows another otoprotective aspect in this challenging condition. Lastly, the similarity of outcome patterns in the HEALOS and the Phase 2 trial provides further confirmation for AM-111’s therapeutic benefits. We remain dedicated to bringing AM-111 to patients suffering from this orphan disease and look forward to discussing the path forward with the regulatory agencies.”

About the HEALOS trial

The HEALOS trial is a randomized, double-blind, placebo-controlled study evaluating the efficacy, safety and tolerability of AM-111. The trial was conducted in several European and Asian countries and enrolled 256 patients suffering from severe to profound sudden deafness within 72 hours from onset. Patients were randomized in a 1:1:1 ratio to receive a single dose of either AM-111 0.4 mg/mL, AM-111 0.8 mg/mL or placebo, administered into the middle ear.

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast with slides to review the unmet medical need in sudden deafness and currently available treatment options and to present the AM-111 development program update in more detail today, January 4, 2018, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-800-281-7973 (USA) or +1-646-828-8156 (International), and enter passcode 2284504. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology. The company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is developing intranasal betahistine for the treatment of vertigo (AM-125) as well as early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints , the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Investor contact: Daniel Ferry, LifeSci Advisors, LLC, 1-617-535-7746, investors@aurismedical.com